Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

Exhibit 15.1

SHL TELEMEDICINE LTD.

Unaudited Pro Forma Condensed Combined Financial Information

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

INDEX

Page
Pro Forma Combined Statement of Comprehensive Income	3 - 4
Notes to Pro Forma Combined Statement of Comprehensive Income	5 – 6

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Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

SHL TELEMEDICINE LTD.

Unaudited Pro Forma Condensed Combined Financial Information

U.S. dollars in thousands

SHL Telemedicine Ltd and Subsidiaries

Unaudited Pro Forma Combined Financial Information

On August 31, 2021, SHL Telemedicine Ltd. (the “Company” or “SHL”) closed the acquisition of 70% of the share capital of Mediton Medical Centers Chain Ltd. and Medishur Ltd., both Israeli companies (collectively, “Mediton Group”), a leading provider of B2B healthcare services in Israel in the field of diagnostics, preventive medicine, and medical opinions to institutional customers, including Israeli blue-chip companies, government institutions including the Israeli Social Security and Ministry of Defense, all four sick funds and to insurance companies, for a purchase price of approximately $26 million (the “Acquisition”). The Acquisition is considered a significant business combination and in accordance with the rules specified by Article 11of Regulation S-X promulgated by the Securities and Exchange Commission (“SEC”), the accompanying pro forma financial information is being provided.

The following unaudited pro forma condensed combined financial information presents the historical consolidated statement of comprehensive income of the company and the historical statement of comprehensive income of Mediton Group, adjusted to reflect the Acquisition as if it was consummated on January 1, 2021. The historical statements of comprehensive income of the company and Mediton Group were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited pro forma condensed combined financial information is presented in accordance with the rules specified by Article 11 of SEC Regulation S-X and has been prepared using the assumptions described in the notes thereto. The following unaudited pro forma condensed combined statement of comprehensive income is provided for informational purposes only. The unaudited pro forma condensed combined statement of comprehensive income is not necessarily indicative of the company’s historical or future results of operations had the Acquisition been completed on the date indicated. In addition, the unaudited pro forma condensed combined statement of comprehensive income does not purport to project the future operating results of the combined company. The unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2021, is presented as if the Acquisition had occurred on January 1, 2021. Accordingly, the pro forma condensed combined statement of comprehensive income includes the results of Mediton Group’s operations for the period of eight months commencing from January 1, 2021 until August 31, 2021 (the “Acquisition Date”). An unaudited pro forma combined balance sheet has not been presented as the Acquisition has already been fully reflected in the consolidated balance sheet included in the company’s audited historical consolidated financial statements for the year ended December 31, 2021.

The unaudited pro forma condensed combined financial information should be read in conjunction with the company’s audited historical consolidated financial statements for the year ended December 31, 2021, as well as the audited financial statements of Mediton Medical Centers Chain Ltd. for the year ended December 31, 2020, and the unaudited interim financial statements of Mediton Medical Centers Chain Ltd. as of and for the six months ended June 30, 2021, all of which are included as exhibits to the Form 20-F.

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Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

SHL TELEMEDICINE LTD.

Unaudited Pro Forma Condensed Statement of Comprehensive Income

U.S. dollars in thousands (except share and per share amounts)

	Year ended December 31, 2021	Eight months ended August 31,2021
	Historical	Historical
	SHL	Mediton Group	Pro Forma adjustments	NOTES	Pro forma Combined Year ended December 31, 2021
Revenues	49,582	14,457			64,039
Cost of revenues	24,989	9,186			34,175

Gross profit	24,593	5,271			29,864

Research and development costs	2,985	-			2,985
Selling and marketing expenses	9,454	138	987	3A	10,579
General and administrative expenses	12,103	2,686	309	3B	15,098
Other expenses	548	-			548

Operating profit (loss)	(497)	2,447	(1,296)		654
Financial expenses, net	(12,972)	(31)	(319)	3C	(13,322)

Profit (loss) before taxes on income	(13,469)	2,416	(1,615)		(12,668)
Tax benefit (expense)	(455)	(453)	227	3D	(681)

Net profit (loss)	(13,924)	1,963	(1,388)		(13,349)

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:

Re-measurement gain on defined benefit plans	280	15			295

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:

Foreign currency translation reserve	859	(34)			825

Total other comprehensive income (loss)	1,139	(19)			1,120

Total comprehensive income (loss)	(12,785)	1,944	(1,388)		(12,229)

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

SHL TELEMEDICINE LTD.

Unaudited Pro Forma Condensed Statement of Comprehensive Income

U.S. dollars in thousands (except share and per share amounts)

	Year ended December 31, 2021	Eight months ended August 31,2021
	SHL	Mediton Group	Pro Forma adjustment	NOTE Pro forma Combined
Net profit (loss) attributable to:
Equity holders of the company	(14,110)	1,374	(1,068)	(13,804)
Non-controlling interests	186	589	(320)	455
Total	(13,924)	1,963	(1,388)	(13,349)

Total Comprehensive income (loss) attributable to:
Equity holders of the company	(12,971)	1,361	(1,068)	(12,678)
Non-controlling interests	186	583	(320)	449
Total	(12,785)	1,944	(1,388)	(12,229)

Earnings per share
Basic and diluted loss	(1.00)			(0.98)

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

SHL TELEMEDICINE LTD.

Unaudited Pro Forma Condensed Combined Financial Information

U.S. dollars in thousands

NOTE 1 – BASIS OF PRESENTATION

The unaudited pro forma condensed combined statement of comprehensive income has been prepared in accordance with IFRS, as issued by the IASB, and pursuant to the rules of SEC Regulation S-X and presents the pro forma financial results of operations of the combined companies based upon the historical data of the company and Mediton, after giving effect to the Acquisition and pro forma adjustments as described in these notes. The Acquisition was accounted for as a business combination in accordance with the guidance contained in IFRS 3, Business Combinations .

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The transaction accounting adjustments only consist of those necessary to account for the Acquisition. The unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2021, is presented as if the Acquisition had occurred on January 1, 2021.

The historical consolidated statements of comprehensive income of the company and Mediton are prepared in accordance with IFRS, as issued by the IASB, and are shown in U.S. dollars. Dollar amounts in the notes to the unaudited condensed combined financial information are rounded to the closest $1,000.

The unaudited pro forma condensed combined statement of comprehensive income is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the Acquisition been completed as of the date indicated above. Further, the unaudited pro forma condensed combined financial information does not give effect to the potential impact of anticipated synergies, operating efficiencies, cost savings or transaction and integration costs that may result from the Acquisition.

The unaudited pro forma condensed combined statement of comprehensive income includes the following:

-	SHL Telemedicine Ltd : Audited consolidated results of operations for the year ended December 31, 2021, including consolidation of Mediton Group results of operations for the period of four months commencing from September 1, 2021 until December 31, 2021.

-	Mediton Group : Aggregated results of operations for the period of eight months commencing from January 1, 2021, until August 31, 2021. For purposes of the pro forma information, the attribution of the historical net profit and comprehensive income of Mediton Group to the equity holders of the company and to the non-controlling interests is presented as if the Acquisition of the 70% interest in Mediton Group had been consummated on January 1, 2021.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

SHL TELEMEDICINE LTD.

Unaudited Pro Forma Condensed Combined Financial Information

U.S. dollars in thousands

NOTE 2 –PURCHASE PRICE ALLOCATION

The table below summarizes the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed as of the Acquisition Date :

Net tangible assets	793
Intangible assets (Customer relations)	14,886
Deferred tax liability	(3,424)
Goodwill	17,795
Non-controlling interests	(3,673)
Total purchase cost	26,395

This purchase price allocation has been used to prepare the transaction accounting adjustments in the pro forma statement of comprehensive income.

NOTE 3 – PRO FORMA ADJUSTMENTS

The pro forma adjustments included in the unaudited pro forma condensed combined statement of comprehensive income are as follows:

(A)	Selling & Marketing – Adjustment reflects the amortization of Customer relations acquired in the Acquisition. Customer relations asset is estimated primarily by using the “income approach”, which involves a forecast of the expected future cash flows. The amortization period is 10 years.

(B)	General and administrative expenses - Adjustment reflects the increase in share-based compensation expense as a result of share options that were issued to a Mediton Group executive upon the Acquisition.

(C)	Financial expenses – the company financed the Acquisition from cash on hand and a long-term bank loan in the amount of approximately $18,000. Adjustment reflects the interest expense at an annual rate of 2.65% for a period of eight months ended August 31, 2021.

(D)	Taxes on income - Adjustment reflects the decrease of deferred tax liabilities resulting from amortization of purchase accounting adjustments in respect of the step up in financial reporting basis of the intangible assets acquired.